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EXHIBIT 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual general meeting of the holders of common shares of AXCAN PHARMA INC. ("Axcan" or the "Company) will be held at the Centre Mont-Royal, 2200 Mansfield, Montreal, Quebec, on Thursday, February 17, 2005 at 10:00 a.m. (local time) for the following purposes:

1)
to receive the report of management and the consolidated financial statements together with the auditors' report thereon for the fiscal year ended September 30, 2004;

2)
to elect directors for the ensuing year;

3)
to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4)
to transact such other business as may properly come before the meeting and any adjournment thereof.

        The information circular for the solicitation of proxies for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

        Mont Saint-Hilaire, Quebec, January 20, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
By:	/s/ FRANÇOIS PAINCHAUD François Painchaud, Secretary

        Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign and return the enclosed form of proxy.

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EXHIBIT 99.2